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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

ElkCorp
(Name of Subject Company (Issuer))

Building Materials Corporation of America
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

Building Materials Corporation of America
1361 Alps Road
Wayne, NJ 07470
(201) 628-3000
Attention: John F. Rebele
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Maurice M. Lefkort, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019-6099 (212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$901,969,200	$96,510.71

* The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $40.00 per share by the sum of (i) the 20,610,111 shares of common stock, par value $1.00 per share, of ElkCorp (the "Shares"), issued and outstanding as of December 15, 2006, according to the Agreement and Plan of Merger, dated December 18, 2006 (the "Prior Merger Agreement"), by and among CGEA Holdings, Inc., CGEA Investor, Inc. and ElkCorp; (ii) the stock options granted to purchase 1,357,419 Shares issued and outstanding as of December 15, 2006, according to the Prior Merger Agreement; and (iii) the 581,700 Shares subject to outstanding performance share awards as of December 15, 2006, according to the Prior Merger Agreement.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$94,205.46	Filing Party:	Building Materials
Form or Registration No.:	005-02742		Corporation of America
		Date Filed:	December 20, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐
Check the appropriate boxes below to designate any transactions to which the statement relates.

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

(Continued on following pages)

SCHEDULE TO

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amended Schedule TO") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on December 20, 2006, by Building Materials Corporation of America (including any successor thereto, the "Purchaser"), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of ElkCorp, a Delaware corporation (the "Company"), and the associated Series A Participating Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a price of $40.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated December 20, 2006 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the "Offer"). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 2. SUBJECT COMPANY INFORMATION

        Item 2 of the Schedule TO is hereby amended and supplemented as follows:

        The Introduction section of the Offer to Purchase is hereby amended and supplemented as follows:

        The second paragraph under the sub-heading "Minimum Tender Condition" in the Introduction section of the Offer to Purchase is hereby amended as follows:

  As of the date hereof, the Purchaser's affiliate, HIA, owns 2,123,799 Shares and the Purchaser owns one Share. According to the Agreement and Plan of Merger, dated December 18, 2006, by and among CGEA Holdings, Inc., CGEA Investor, Inc. and the Company (the "Carlyle Merger Agreement"), as of December 15, 2006, there were (i) 20,610,111 Shares issued and outstanding, (ii) 1,357,419 Shares issuable under outstanding stock options and (iii) 581,700 Shares subject to outstanding performance share awards. Based on the foregoing and assuming that (a) no Shares are issued, required to be issued, or acquired by the Company after December 15, 2006 (other than as described in clause (d) below), (b) no options were granted or expire after December 15, 2006, (c) no performance share awards were granted after December 15, 2006, (d) all 1,357,419 Shares subject to issuance under the Company's stock option plan are issued at or prior to the consummation of the Offer and (e) all 581,700 Shares subject to outstanding performance share awards are issued at or prior to the consummation of the Offer, there would be 22,549,230 Shares outstanding immediately following consummation of the Offer, and, as a result, the Minimum Condition would be satisfied if the Purchaser acquired 9,150,816 Shares in addition to the 2,123,800 Shares already beneficially owned by the Purchaser.

        Section 7 - Effect Of The Offer On The Market For The Shares; NYSE Listing; Margin Regulations; Exchange Act Registration - of the Offer to Purchase is hereby amended and supplemented as follows:

        The third sentence of the first paragraph of Section 7 of the Offer to Purchase is hereby amended as follows:

2

  According to the Carlyle Merger Agreement, as of December 15, 2006, there were 20,610,111 Shares outstanding.

        Section 9 - Certain Information Concerning The Purchaser And Its Affiliates - of the Offer to Purchase is hereby amended and supplemented as follows:

        The second sentence of the seventh paragraph of Section 9 of the Offer to Purchase is hereby amended as follows:

  This percentage has been calculated based upon a total of 20,610,111 Shares issued and outstanding as reported by the Company in the Carlyle Merger Agreement.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Item 5 of the Schedule TO is amended and supplemented by adding the following:

        Section 10—Background of the Offer; Contacts with the Company—of the offer to Purchase is hereby amended and supplemented as follows:

        The following paragraph is hereby added immediately preceding the last paragraph of Section 10 of the Offer to Purchase:

        On December 29, 2006, Purchaser and HIA entered into a confidentiality agreement with the Company (the "Confidentiality Agreement") pursuant to which Purchaser and HIA were granted access to certain confidential information of the Company. The complete text of the Confidentiality Agreement is incorporated by reference into this Amended Scheduled TO and a copy of the Confidentiality Agreement is filed herewith as Exhibit (d)(1).

ITEM 12. EXHIBITS.

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

          (d)(1) Confidentiality Agreement, dated as of December 29, 2006, by and among the Company, HIA and Purchaser.

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SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 3, 2007 that the information set forth in this statement is true, complete and correct.

Building Materials Corporation of America
By:	/s/ ROBERT B. TAFARO Name: Robert B. Tafaro Title: President and Chief Executive Officer

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a) (1) (A)	Offer to Purchase, dated December 20, 2006. *
(a) (1) (B)	Letter of Transmittal. *
(a) (1) (C)	Notice of Guaranteed Delivery. *
(a) (1) (D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a) (1) (E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a) (1) (F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan. *
(a) (1) (G)	Trustee Direction Form. *
(a) (1) (H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a) (1) (I)	Press Release Issued by Purchaser, dated December 20, 2006, Announcing the Commencement of the Offer. *
(a) (1) (J)	Summary Advertisement, dated December 20, 2006, Appearing in the New York Times. *
(a) (1) (K)	Press Release, dated December 17, 2006. *
(a) (1) (L)
Letter, dated December 17, 2006 from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp. *
(a) (1) (M)	Press Release, dated December 18, 2006. *
(a) (1) (N)	Letter, dated December 18, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp. *
(a) (1) (O)
Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert B. Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006. *
(b) (1)
Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc. and Building Materials Corporation of America, dated December 18, 2006. *
(b) (2)	Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch and Building Materials Corporation of America, dated December 18, 2006. *
(d) (1)	Confidentiality Agreement, dated as of December 29, 2006, by and among the Company, HIA and Purchaser.

*
Previously filed.

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